Paris, February 17, 2006.
Draft Agreement Lagardère — Vivendi Universal — Canal+
Group for Lagardère to Acquire a 20% Stake, with the
Option of Increasing Stake to 34%, in Canal+ France
Lagardère, Vivendi Universal and Canal+ Group have announced a draft agreement under which terms Lagardère would join Canal+ Group, TF1 and M6 in Canal+ France1 in holding a stake of Canal+ France, combining all the French pay -TV assets of Canal+ Group and TPS. Lagardère is already a partner of Canal+ Group through CanalSat.
By becoming the second largest shareholder of Canal+ France, Lagardère would significantly strengthen its pay-TV presence in France.
The new company would be owned:
•	65% by Canal+ Group,

•	20% by Lagardère,

•	9.9% by TF1,

•	5.1% by M6.
Vivendi Universal would have exclusive control of the new company through Canal+ Group.
Lagardère would acquire its 20% stake by transferring its 34% shareholding in CanalSat and by buying additional shares in Canal+ France for an amount of €525 million in cash. Lagardère would also have the benefit of a call option covering a further 14% of the new company, exercisable 3 years after the completion of the transaction. At that time, the exercise price of the options would be equal to market value and a minimum amount of €1.05 billion corresponding to a valuation of €7.5 billion for 100% of Canal+ France.
This draft agreement will be subject to consultation with labor relations and employee representative committees concerned and to the Conseil Supérieur de l’Audiovisuel (the French Broadcasting Authority). It is also subject to the approval of the antitrust authorities.
The objective is that the new group, which will hold in particular 100% of CanalSat and TPS, is put in place in the third quarter of 2006.

[1]	Canal+ France (temporary name) would comprise all the present assets of TPS and Canal+ Group in pay-TV: including 100% of CanalSat, Canal+, TPS, Multithématiques, MediaOverseas, Sport+, Canal+ Active and Kiosque.
StudioCanal, Cyfra+, the advertising company, PSG and i>TELE are not part of Canal+ France and continue to be held 100% by Canal+ Group.

The new group will be a leader in French broadcasting, able to take on competition from large foreign media groups as well as cable and internet operators. It will reinvigorate and broaden the French pay-TV market, offering consumers a more rich, diversified and attractive product.
About Vivendi Universal :
Vivendi Universal is a worldwide leader in media and telecommunications with activities in music (Universal Music Group), interactive games (Vivendi Universal Games), television and film (Canal+ Group) and telecommunications (SFR and Maroc Telecom).Vivendi Universal also holds 20% of NBC Universal, a world leader in media with activities in film and television production, television channel distribution and theme park operations.
About Lagardère SCA :
Lagardère is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). Lagardère is listed on the Paris Stock Exchange.
Important Disclaimer :
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: Vivendi Universal, Lagardère, TF1 and M6 will not be able to obtain the necessary regulatory approvals, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.
CONTACTS — VIVENDI UNIVERSAL :

Media	Investor Relations
Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 1 71 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+ 33 (0) 1 71 71 30 45
New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961

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CONTACTS — LAGARDERE :

Media	Investor Relations
Thierry Funck-Brentano	Laurent Carozzi
+33 (0) 1 40 69 16 34	+33 (0) 1 40 69 18 02
tfb@lagardere.fr	lcarozzi@lagardere.fr
Jean-Pierre Joulin
+33 (0) 1 40 69 18 03
jpjoulin@lagardere.fr
Arnaud Molinié
+33 (0) 1 40 69 16 72
amolinie@lagardere.fr

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